FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2007.

Total number of pages: 32

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007 (Unaudited)
(FROM APRIL 1, 2007 TO JUNE 30, 2007) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007 (Unaudited)

(FROM APRIL 1, 2007 TO JUNE 30, 2007)

CONSOLIDATED

Released on September 14, 2007

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended June 30

	2006	2007	2007
Net sales	¥ 145,819	¥ 172,174	$ 1,396,836
Operating income	15,034	15,106	122,554
Income before provision for income taxes	14,028	16,831	136,549
Net income	8,849	11,116	90,183

Per share data
Net income
－Basic	¥ 61.19	¥ 76.75	$ 0.62
－Diluted	¥ 59.45	¥ 74.63	$ 0.61

  CONSOLIDATED BALANCE SHEETS

	2007
	March 31	June 30	June 30
Current assets	¥ 338,662	¥ 368,917	$ 2,992,999
Investments	23,999	26,293	213,313
Property, plant, equipment and others	299,962	312,684	2,536,784
Total assets	662,623	707,894	5,743,096

Current liabilities	235,369	257,026	2,085,234
Long-term liabilities	55,785	59,904	485,997
Total liabilities	291,154	316,930	2,571,231
Minority interest in consolidated subsidiaries	66,453	70,819	574,550
Shareholders’ equity	305,016	320,145	2,597,315
Total liabilities and shareholders’ equity	¥ 662,623	¥ 707,894	$ 5,743,096

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2006	2007	2007
Net cash provided by operating activities	¥ 16,196	¥ 11,492	$ 93,233
Net cash used in investing activities	(13,002)	(13,106)	(106,329)
Net cash (used in) provided by financing activities	(9,816)	6,261	50,796
Effect of exchange rate changes on cash and cash equivalents	(886)	2,945	23,893

Net (decrease) increase in cash and cash equivalents	(7,508)	7,592	61,593
Cash and cash equivalents at beginning of period	92,079	88,784	720,299

Cash and cash equivalents at end of period	¥ 84,571	¥ 96,376	$ 781,892

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we recently acquired, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006

Net Sales

	(Yen in millions) For the three months ended June 30
	2006	2007	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 43,849	¥ 49,984	¥ 6,135	14.0%
Other small precision brushless DC motors	17,029	20,962	3,933	23.1
Brushless DC fans	9,384	10,463	1,079	11.5
Other small precision motors *	1,839	3,942	2,103	114.4

Sub-total	72,101	85,351	13,250	18.4
Mid-size motors	11,672	25,213	13,541	116.0
Machinery	22,166	17,179	(4,987)	(22.5)
Electronic and optical components	33,679	38,092	4,413	13.1
Others	6,201	6,339	138	2.2

Consolidated total	¥ 145,819	¥ 172,174	¥ 26,355	18.1%

* “Small precision brush DC motors” was changed to “Other small precision motors” from this three months ended June 30, 2007 because the diversity of the products increased. There is no restatement related to this change.

Our net sales increased ¥26,355 million, or 18.1%, from ¥145,819 million for the three months ended June 30, 2006 to ¥172,174 million for the three months ended June 30, 2007. This increase was due to the impact of the newly consolidated subsidiaries and our efforts in all business segments to meet the demands of the market in term of technology and cost. Net sales of Fujisoku Corporation newly consolidated in November 2006 is included in “Electronic and optical components”. Nidec Motors & Actuators and its group companies newly consolidated in December 2006 are included in “Mid-size motors”. Brilliant Manufacturing Limited and its subsidiaries newly consolidated in February 2007 are included in “Small precision motors”. Japan Servo Co., Ltd. and its subsidiaries newly consolidated in April 2007 are included in “Small precision motors”.

Our core business, small precision motors, including hard disk drive spindle motors increased ¥13,250 million, or 18.4%, from ¥72,101 million for the three months ended June 30, 2006 to ¥85,351 million for the three months ended June 30, 2007. Net sales of mid-size motors increased ¥13,541 million, or 116.0%, from ¥11,672 million for the three months ended June 30, 2006 to ¥25,213 million for the three months ended June 30, 2007. Net sales of machinery decreased ¥4,987 million, or 22.5%, from ¥22,166 million for the three months ended June 30, 2006 to ¥17,179 million for the three months ended June 30, 2007. Net sales of electronic and optical components increased ¥4,413 million, or 13.1%, from ¥33,679 million for the three months ended June 30, 2006 to ¥38,092 million for the three months ended June 30, 2007. Net sales of others increased ¥138 million, or 2.2%, from ¥6,201 million for the three months ended June 30, 2006 to ¥6,339 million for the three months ended June 30, 2007.

Net sales of hard disk drive spindle motors increased ¥6,135 million, or 14.0%, from ¥43,849 million for the three months ended June 30, 2006 to ¥49,984 million for the three months ended June 30, 2007. Net sales of the newly consolidated companies did not have any impact on the hard disk drive spindle motors segment. Sales volume of hard disk drive spindle motors increased by 8.9 % compared to the same period of the previous fiscal year. This increase was primary due to an increase in net sales of 2.5-inch motors. Net sales of hard disk drive spindle motors accounted for 30.1% of total net sales for the three months ended June 30, 2006 and 29.0% of total net sales for the three months ended June 30, 2007.

Net sales of other small precision brushless DC motors increased ¥3,933 million, or 23.1%, from ¥17,029 million for the three months ended June 30, 2006 to ¥20,962 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated companies, net sales of other small precision brushless DC motors increased ¥2,084 million from ¥17,029 million for the three months ended June 30, 2006 to ¥19,133 million for the three months ended June 30, 2007.This increase was primarily due to an increase in sales of brushless DC motors for optical disk drives. Net sales of other small precision brushless DC motors accounted for 11.7% of total net sales for the three months ended June 30, 2006 and 12.2% of total net sales for the three months ended June 30, 2007.

Net sales of brushless DC fans increased ¥1,079 million, or 11.5%, from ¥9,384 million for the three months ended June 30, 2006 to ¥10,463 million for the three months ended June 30, 2007. This increase was primarily due to an increase in the newly consolidated companies, which more than offset a decrease in sales of cooling fans for CPU. Excluding the contribution from the newly consolidated companies, net sales of brushless DC fans decreased ¥179 million from ¥9,384 million for the three months ended June 30, 2006 to ¥9,205 million for the three months ended June 30, 2007. Net sales of brushless DC fans accounted for 6.4% of total net sales for the three months ended June 30, 2006 and 6.1% of total net sales for the three months ended June 30, 2007.

Net sales of other small precision motors increased ¥2,103 million, or 114.4%, from ¥1,839 million for the three months ended June 30, 2006 to ¥3,942 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated companies, net sales of other small precision motors decreased ¥280 million from ¥1,839 million for the three months ended June 30, 2006 to ¥1,559 million for the three months ended June 30, 2007. Net sales of other small precision motors accounted for 1.3% of total net sales for the three months ended June 30, 2006 and 2.3% of total net sales for the three months ended June 30, 2007.

Net sales of mid-size motors increased ¥13,541 million, or 116.0%, from ¥11,672 million for the three months ended June 30, 2006 to ¥25,213 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated companies, net sales of mid-size motors increased ¥3,744 million from ¥11,672 million for the three months ended June 30, 2006 to ¥15,416 million for the three months ended June 30, 2007. This increase was primarily due to an increase in net sales of motors for home appliances and industrial equipment. Net sales of mid-size motors accounted for 8.0% of our total net sales for the three months ended June 30, 2006 and 14.6% of total net sales for the three months ended June 30, 2007.

Net sales of machinery decreased ¥4,987 million, or 22.5%, from ¥22,166 million for the three months ended June 30, 2006 to ¥17,179 million for the three months ended June 30, 2007. This decrease was primarily due to a decrease in net sales of industrial robots. Net sales of machinery accounted for 15.2% of our total net sales for the three months ended June 30, 2006 and 10.0% of total net sales for the three months ended June 30, 2007.

Net sales of electronic and optical components increased ¥4,413 million, or 13.1%, from ¥33,679 million for the three months ended June 30, 2006 to ¥38,092 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated company, net sales of electronic and optical components increased ¥2,537 million from ¥33,679 million for the three months ended June 30, 2006 to ¥36,216 million for the three months ended June 30, 2007. This increase was primarily due to an increase in net sales of optical component such as shutters and lens units for digital cameras and mobile phones.

Net sales of electronic and optical components accounted for 23.1% of our total net sales for the three months ended June 30, 2006 and 22.1% of total net sales for the three months ended June 30, 2007.

Net sales of other products increased ¥138 million, or 2.2%, from ¥6,201 million for the three months ended June 30, 2006 to ¥6,339 million for the three months ended June 30, 2007. This increase was primarily due to an increase in net sales of automobile components.

Net sales of other products accounted for 4.3% of total net sales for the three months ended June 30, 2006 and 3.7% of total net sales for the three months ended June 30, 2007.

Cost of Products Sold

Our cost of products sold increased ¥24,813 million, or 22.2%, from ¥111,956 million for the three months ended June 30, 2006 to ¥136,769 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated companies, our cost of products sold increased ¥9,704 million from ¥111,956 million for the three months ended June 30, 2006 to ¥121,661 million for the three months ended June 30, 2007.This increase was primarily due to a delay in cost efficiency improvements, a negative impact from the change of the exchange rate.

As a percentage of net sales, our cost of products sold increased from 76.8% for the three months ended June 30, 2006 to 79.4% for the three months ended June 30, 2007.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,495 million, or 13.3%, from ¥11,216 million for the three months ended June 30, 2006 to ¥12,711 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated companies, our selling, general and administrative expenses increased ¥14 million from ¥11,216 million for the three months ended June 30, 2006 to ¥11,230 million for the three months ended June 30, 2007.

As a percentage of net sales, our selling, general and administrative expenses decreased from 7.7% for the three months ended June 30, 2006 to 7.4% for the three months ended June 30, 2007.

Research and Development Expenses

Our research and development expenses decreased ¥25 million, or 0.3%, from ¥7,613 million for the three months ended June 30, 2006 to ¥7,588 million for the three months ended June 30, 2007.

Excluding the contribution from the newly consolidated companies, our research and development expenses decreased ¥643 million from ¥7,613 million for the three months ended June 30, 2006 to ¥6,970 million for the three months ended June 30, 2007.This decrease was primarily due to a decrease in research and development expenses related to mid-sized motors due to the commencement of mass production.

As a percentage of net sales, our research and development expenses decreased from 5.2% for the three months ended June 30, 2006 to 4.4% for the three months ended June 30, 2007.

Operating Income

Our operating income increased ¥ 72 million, or 0.5%, from ¥15,034 million for the three months ended June 30, 2006 to ¥15,106 million for the three months ended June 30, 2007. As a percentage of net sales, our operating income decreased from 10.3% for the three months ended June 30, 2006 to 8.8% for the three months ended June 30, 2007.

Other Income (Expense)

We incurred other expense in the amount of ¥1,006 million for the three months ended June 30, 2006, while we had other income in the amount of ¥1,725 million for the three months ended June 30, 2007. Excluding the contribution from the newly consolidated companies, we had other income in the amount of ¥2,040 million for the three months ended June 30, 2007.

We incurred foreign exchange loss in the amount of ¥944 million for the three months ended June 30, 2006, while we had foreign exchange gain in the amount of ¥2,370 million for the three months ended June 30, 2007.

The exchange rate was ¥115.24 per U.S. dollar as of June 30, 2006 and ¥117.47 per U.S. dollar as of March 31, 2006 depreciating to ¥123.26 per U.S. dollar as of June 30, 2007 and ¥118.05 per U.S. dollar as of March 31, 2007.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased ¥2,803 million, or 20.0%, from ¥14,028 million for the three months ended June 30, 2006 to ¥16,831 million for the three months ended June 30, 2007.

Provision for Income Taxes

Our provision for income taxes increased ¥1,299 million, or 41.5%, from ¥3,128 million for the three months ended June 30, 2006 to ¥4,427 million for the three months ended June 30, 2007. The estimated effective income tax rate for the three months ended June 30, 2007 was higher compared to corresponding prior period. This was mainly due to the net impact of increases in tax benefit in foreign subsidiaries and valuation allowance of the subsidiaries newly acquired around the end of the previous fiscal year.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries decreased ¥790 million, or 38.5%, from ¥2,053 million for the three months ended June 30, 2006 to ¥1,263 million for the three months ended June 30, 2007. This decrease was primarily due to a decrease in income of group companies such as Nidec Sankyo Corporation and its certain subsidiaries.

Equity in Net Income of Affiliated Companies

We recognized equity in net income of affiliated companies in the amount of ¥2 million for the three months ended June 30, 2006, while we incurred equity in net loss of affiliated companies in the amount of ¥25 million for the three months ended June 30, 2007,

Net Income

As a result of the foregoing, our net income increased ¥2,267 million, or 25.6%, from ¥8,849 million for the three months ended June 30, 2006 to ¥11,116 million for the three months ended June 30, 2007.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fifteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s fourteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, Nidec Motors & Actuators, and Nidec Nissin Corporation. For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

In December 2006, NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, Nidec Motors & Actuators was identified as reportable operating segments from this three months ended June 30, 2007.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Nidec Motors & Actuators applies mainly International Financial Reporting Standards (“IFRS”). Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent among segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended June 30, 2006 and 2007. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended June 30, 2006 and 2007:

	Three months ended June 30
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 20,076	¥ 23,606	$ 191,514
Intersegment revenues	22,885	21,513	174,534

Sub total	42,961	45,119	366,048
Nidec Electronics (Thailand)
External revenues	13,313	18,106	146,893
Intersegment revenues	5,661	6,450	52,328

Sub total	¥ 18,974	¥ 24,556	$ 199,221
Nidec (Zhejiang)
External revenues	¥ 3,497	¥ 3,679	$ 29,847
Intersegment revenues	1,216	1,763	14,303

Sub total	4,713	5,442	44,150
Nidec (Dalian)
External revenues	929	1,019	8,267
Intersegment revenues	11,128	10,782	87,474

Sub total	12,057	11,801	95,741
Nidec Singapore
External revenues	14,170	10,156	82,395
Intersegment revenues	13	45	365

Sub total	14,183	10,201	82,760
Nidec (H.K.)
External revenues	7,204	8,678	70,404
Intersegment revenues	1,020	825	6,693

Sub total	8,224	9,503	77,097
Nidec Philippines
External revenues	1,128	1,060	8,600
Intersegment revenues	9,552	10,866	88,155

Sub total	10,680	11,926	96,755
Nidec Sankyo
External revenues	18,406	13,150	106,685
Intersegment revenues	3,493	3,345	27,138

Sub total	21,899	16,495	133,823
Nidec Copal
External revenues	14,449	15,385	124,817
Intersegment revenues	2,366	1,535	12,453

Sub total	16,815	16,920	137,270

	Three months ended June 30
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Nidec Tosok
External revenues	5,457	5,808	47,120
Intersegment revenues	129	74	600

Sub total	5,586	5,882	47,720
Nidec Copal Electronics
External revenues	5,067	5,023	40,751
Intersegment revenues	761	862	6,993

Sub total	5,828	5,885	47,744
Nidec Shibaura
External revenues	4,091	4,927	39,972
Intersegment revenues	324	881	7,147

Sub total	4,415	5,808	47,119
Nidec-Shimpo
External revenues	2,523	2,709	21,978
Intersegment revenues	609	557	4,519

Sub total	3,132	3,266	26,497
Nidec Motors & Actuators
External revenues	-	9,844	79,864
Intersegment revenues	-	-	-

Sub total	-	9,844	79,864
Nidec Nissin
External revenues	2,589	2,523	20,469
Intersegment revenues	193	190	1,541

Sub total	2,782	2,713	22,010
All Others
External revenues	32,061	40,293	326,895
Intersegment revenues	48,282	52,055	422,320

Sub total	80,343	92,348	749,215
Total
External revenues	144,960	165,966	1,346,471
Intersegment revenues	107,632	111,743	906,563

Adjustments(*)	859	6,208	50,365
Intersegments elimination	(107,632)	(111,743)	(906,563)

Consolidated total (net sales)	¥ 145,819	¥ 172,174	$ 1,396,836

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended June 30
	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 2,488	¥ 2,841	$ 23,049
Nidec Electronics (Thailand)	2,599	1,961	15,909
Nidec (Zhejiang)	6	286	2,320
Nidec (Dalian)	1,012	1,278	10,368
Nidec Singapore	414	254	2,061
Nidec (H.K.)	82	112	909
Nidec Philippines	693	1,101	8,932
Nidec Sankyo	2,429	949	7,699
Nidec Copal	667	724	5,874
Nidec Tosok	348	188	1,525
Nidec Copal Electronics	812	708	5,744
Nidec Shibaura	66	62	503
Nidec-Shimpo	261	252	2,044
Nidec Motors & Actuators	-	84	681
Nidec Nissin	123	67	544
All Others	3,553	4,106	33,313

Total	15,553	14,973	121,475

Adjustments (*)	(519)	133	1,079

Consolidated total	¥ 15,034	¥ 15,106	$ 122,554

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥2,158 million, or 5.0%, from ¥42,961 million for the three months ended June 30, 2006 to ¥45,119 million for the three months ended June 30, 2007. External revenues of Nidec Corporation increased ¥3,530million, or 17.6%, from ¥20,076 million for the three months ended June 30, 2006 to ¥23,606 million for the three months ended June 30, 2007.

This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting strong demand in the IT industry and consumer electronics. This also resulted from an increase in sales of hard disk drive spindle motors as a result of a transfer of a large customer from Singapore to China, sales to which were previously made through Nidec Singapore Pte. Ltd., but are now made through direct transactions with Nidec Corporation. Intersegment revenues of Nidec Corporation decreased ¥1,372 million, or 6.0%, from ¥22,885 million for the three months ended June 30, 2006 to ¥21,513 million for the three months ended June 30, 2007. This decrease resulted primarily from a decrease in sales of hard disk drive spindle motors to this large customer through Nidec Singapore Pte. Ltd. Operating profit of Nidec Corporation increased ¥353 million, or 14.2%, from ¥2,488 million for the three months ended June 30, 2006 to ¥2,841 million for the three months ended June 30, 2007. This increase was due primarily to the increase in net sales of hard disk drive spindle motors and in commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥5,582 million, or 29.4%, from ¥18,974 million for the three months ended June 30, 2006 to ¥24,556 million for the three months ended June 30, 2007 due primarily to an increase in sales volume about hard disk drive spindle motors and the change of the exchange rate. Operating profit decreased ¥638 million, or 24.5%, from ¥2,599 million for the three months ended June 30, 2006 to ¥1,961 million for the three months ended June 30, 2007. This decrease resulted primarily from a delay in utility of cost reduction in production relative to declines in sales prices and the change of the exchange rate.

Net sales of Nidec (Zhejiang) Corporation increased ¥729 million, or 15.5%, from ¥4,713 million for the three months ended June 30, 2006 to ¥5,442 million for the three months ended June 30, 2007. This increase resulted from increased sales of hard disk drive spindle motors during the period, reflecting strong demand. Operating profit increased ¥280 million from ¥6 million for the three months ended June 30, 2006 to ¥286 million for the three months ended June 30, 2007, due primarily to a shift in the business from assembling motors to manufacturing of motors with higher margins.

Net sales of Nidec (Dalian) Limited decreased ¥256 million, or 2.1%, from ¥12,057 million for the three months ended June 30, 2006 to ¥11,801million for the three months ended June 30, 2007. This decrease was due primarily to an decrease in customer demand for brushless DC fans. Operating profit increased ¥266 million, or 26.3%, from ¥1,012 million for the three months ended June 30, 2006 to ¥1,278 million for the three months ended June 30, 2007. The major reason for this increase was utility of cost reduction reflecting a more efficient mass production of our other small precision brushless DC motors.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥3,982million, or 28.1%, from ¥14,183 million for the three months ended June 30, 2006 to ¥10,201 million for the three months ended June 30, 2007, resulting primarily from a decrease in sales of hard disk drive spindle motors to a main customer, which transferred from Singapore to China. Operating profit decreased ¥160million, or 38.6%, from ¥414 million for the three months ended June 30, 2006 to ¥254 million for the three months ended June 30, 2007. This was due primarily to a decrease in sales of hard disk drive spindle motors and pivot assemblies with higher margins.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥1,279 million, or 15.6%, from ¥8,224 million for the three months ended June 30, 2006 to ¥9,503 million for the three months ended June 30, 2007. This was due primarily to an increase in sales of hard disk drive spindle motors, small precision brushless DC motors and brushless DC fans to new customers. Operating profit of Nidec (H.K.) Co., Ltd. increased ¥30 million, or 36.6%, from ¥82 million for the three months ended June 30, 2006 to ¥112 million for the three months ended June 30, 2007. This was due to an increase in sales.

Net sales of Nidec Philippines Corporation increased ¥1,246 million, or 11.7%, from ¥10,680 million for the three months ended June 30, 2006 to ¥11,926 million for the three months ended June 30, 2007. The major reason for this increase was the transfer of the production of some products from other segment and an increase in sales of parts for hard disk drive spindle motors reflecting strong demand. Operating profit increased ¥408 million, or 58.9%, from ¥693 million for the three months ended June 30, 2006 to ¥1,101million for the three months ended June 30, 2007. This was due to an increase in sales.

Net sales of Nidec Sankyo Corporation decreased ¥5,404 million, or 24.7%, from ¥21,899 million for the three months ended June 30, 2006 to ¥16,495 million for the three months ended June 30, 2007 due to a decrease in sales of industrial robots reflecting decrease of customer investment in the LCD panel industry. Operating profit decreased ¥1,480 million, or 60.9%, from ¥2,429 million for the three months ended June 30, 2006 to ¥949 million for the three months ended June 30, 2007. The major reason for this decrease was the decrease in sales of industrial robots.

Net sales of Nidec Copal Corporation increased ¥105 million, or 0.6%, from ¥16,815 million for the three months ended June 30, 2006 to ¥16,920 million for the three months ended June 30, 2007. This was due primarily to an increase in sales of shutters and lens units for digital cameras and mobile phones reflecting increased customer demand. Operating profit increased ¥57 million, or 8.5%, from ¥667 million for the three months ended June 30, 2006 to ¥724 million for the three months ended June 30, 2007 due primarily to the cost reduction such as sales charges.

Net sales of Nidec Tosok Corporation increased ¥296million, or 5.3%, from ¥5,586 million for the three months ended June 30, 2006 to ¥5,882 million for the three months ended June 30, 2007. This was due primarily to an increase in sales of semiconductor fabrication equipment reflecting strong customer demand in the semiconductor industry, which more than offset a substantial decrease in sales of precision measuring machinery. Operating profit decreased ¥160 million, or 46.0%, from ¥348 million for the three months ended June 30, 2006 to ¥188 million for the three months ended June 30, 2007 due primarily to a decrease in sales of measuring equipments with higher margins.

Net sales of Nidec Copal Electronics Corporation increased ¥57 million, or 1.0%, from

¥5, 828 million for the three months ended June 30, 2006 to ¥5,885 million for the three months ended June 30, 2007. This increase was primarily due to an increase in sales of actuators reflecting firm demand in the entertainment devices industry. However operating profit decreased ¥104 million, or 12.8%, from ¥812 million for the three months ended June 30, 2006 to ¥708 million for the three months ended June 30, 2007. This resulted primarily from temporarily increased expenses due to an accelerated delivery schedule and a decrease in sales of actuators for scanners.

Net sales of Nidec Shibaura Corporation increased ¥1,393 million, or 31.6%, from ¥4,415 million for the three months ended June 30, 2006 to ¥5,808 million for the three months ended June 30, 2007 due primarily to a increase in sales of mid-size motors for air conditioners. However operating profit decreased ¥4 million from ¥66 million for the three months ended June 30, 2006 to ¥62 million for the three months ended June 30, 2007 due primarily to an increase of the purchase price.

Net sales of Nidec-Shimpo Corporation increased ¥134 million, or 4.3%, from ¥3,132 million for the three months ended June 30, 2006 to ¥3,266 million for the three months ended June 30, 2007. This was due primarily to an increase in sales of factory automation equipment reflecting an increase of customer investment. However operating profit decreased ¥9 million from ¥261 million for the three months ended June 30, 2006 to ¥252 million for the three months ended June 30, 2007 due primarily to an increase of selling, general and administrative expenses.

Net sales and operating profit of Nidec Motors & Actuators were ¥9,844 million and ¥84 million for the year ended June 30, 2007, respectively. Nidec Motors & Actuators has been consolidated since December 2006.

Net sales of Nidec Nissin Corporation decreased ¥69 million, or 2.5%, from ¥2,782 million for the three months ended June 30 to ¥2,713 million for the three months ended June 30, 2007. This decrease was primarily due to a decrease in sales of plastic lenses as a result of a delay in the launch of new products and decreased customer demand. Operating profit decreased ¥56 million, or 45.5%, from ¥123 million for the three months ended June 30, 2006 to ¥67 million for the three months ended June 30, 2007. This decrease was primarily due to a decrease in sales.

Within the All Others segment, net sales increased ¥12,005 million, or 14.9% from ¥80,343 million for the three months ended June 30, 2006 to ¥92,348 million for the three months ended June 30, 2007. Operating profit also increased ¥553 million, or 15.6%, from ¥3,553 million for the three months ended June 30, 2006 to ¥4,106 million for the three months ended June 30, 2007. The main reason of this increase was primarily due to the expansion in sales of Nidec (Dongguan) Limited and the addition of a newly consolidated subsidiary.

Liquidity and Capital Resources

During the three months ended June 30, 2007, our total assets increased ¥45,271 million, or 6.8%, from ¥662,623 million to ¥707,894 million. Total assets of newly consolidated subsidiaries, Japan Servo Co., Ltd. and its subsidiaries (“JSRV group”) was ¥25,450 million. Excluding the contribution of JSRV group, our total assets increased ¥19,821 million, or 3.0%, to ¥682,444 million. The increase of ¥45,271 million was mainly due to increases in trade accounts receivable, property, plant and equipment, cash and cash equivalents, and inventories. Trade accounts receivable increased ¥15,587 million due mainly to JSRV group. Property, plant and equipment increased ¥11,863 million mainly due to additional buildings and, machinery and equipment acquired to meet increased production in overseas companies, except for the impact of JSRV group. Cash and cash equivalents increased ¥7,592 million due to the reason as mentioned below under “Cash Flows”. Inventories increased ¥7,149 million due mainly to JSRV group.

During the three months ended June 30, 2007, our total liabilities increased ¥25,776 million, or 8.9%, from ¥291,154 million to ¥316,930 million. Total liabilities of JSRV group was ¥11,760 million. Excluding the contribution of JSRV group, our total liabilities increased ¥14,016 million, or 4.8%, to ¥305,170 million. The increase of ¥25,776 million was mainly due to an increases in short-term borrowings of ¥18,730 million, that was used to finance NIDEC’s acquisitions due to finance recent M&A activities, and an increase in trade notes and accounts payable of ¥5,989 million, due to the consolidation of JSRV group in this period.

During the three months ended June 30, 2007, our working capital, defined as current assets less current liabilities, increased ¥8,598 million, or 8.3%, from ¥103,293 million to ¥111,891 million.

During the three months ended June 30, 2007, our total shareholders’ equity increased ¥15,129 million, or 5.0%, from ¥305,016 million to ¥320,145 million. The increase of ¥15,129 million was mainly due to increases in retained earnings of ¥6,511 million, offset by dividends paid of ¥3,618 million, and foreign currency translation adjustments of ¥6,980 million, due mainly to yen’s depreciation against other main currencies. As a result, the ratio of stockholders’ equity to total assets decreased 0.8% from 46.0% as of March 31, 2007 to 45.2% as of June 30, 2007.

Cash Flows

Net cash provided by operating activities decreased ¥4,704 million from ¥16,196 million for the three months ended June 30, 2006 to ¥11,492 million for the three months ended June 30, 2007. This was due mainly to a negative cash flow impact on operating activities resulted from a change in notes and accounts payable, partly offset by a positive cash flow impact on the activities resulted from increases in net income and depreciation and amortization.

Net cash used in investing activities decreased ¥104 million from ¥13,002 million for the three months ended June 30, 2006 to ¥13,106 million for the three months ended June 30, 2007, but the change in cash flow from investing activities was almost consistent. There was a cash outflow from an acquisition of consolidated subsidiaries, offset by a cash inflow from a decrease in additions to property, plant and equipment, and an increase in sale of marketable securities compared to the previous period.

Net cash provided (used) by financing activities increased ¥16,077 million from a negative ¥9,816 million for the three months ended June 30, 2006 to positive ¥6,261 million for the three months ended June 30, 2007. This increase was mainly due to a cash inflow from increases in short-term borrowings of ¥10,750 million for this fiscal period, as compared to a cash outflow from decreases in short-term borrowings of ¥3,697 million for the previous fiscal period.

Our total outstanding balance of cash and cash equivalents increased ¥7,592 million from ¥88,784 million as of March 31, 2007 to ¥96,376 million as of June 30, 2007.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2007		June 30,
	March 31	June 30	2007
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 88,784	¥ 96,376	$ 781,892
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,270 million in March and ¥781 million ($6,336 thousand) in June:
Notes	17,318	18,215	147,777
Accounts	147,014	162,601	1,319,171
Inventories:
Finished goods	26,960	30,455	247,079
Raw materials	17,324	19,687	159,719
Work in progress	16,405	17,717	143,737
Project in progress	1,212	1,307	10,604
Supplies and other	2,407	2,291	18,587
Other current assets	21,238	20,268	164,433

Total current assets	338,662	368,917	2,992,999

Marketable securities and other securities investments	21,805	24,085	195,400
Investments in and advances to affiliated companies	2,194	2,208	17,913
Property, plant and equipment:
Land	38,289	39,832	323,154
Buildings	103,325	114,736	930,845
Machinery and equipment	258,970	288,144	2,337,693
Construction in progress	13,717	10,899	88,423

	414,301	453,611	3,680,115
Less - Accumulated depreciation	(207,059)	(234,506)	(1,902,531)

	207,242	219,105	1,777,584

Goodwill	67,780	69,392	562,973
Other non-current assets	24,940	24,187	196,227

Total assets	¥ 662,623	¥ 707,894	$ 5,743,096

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2007		June 30,
	March 31	June 30	2007
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 78,848	¥ 97,578	$ 791,644
Current portion of long-term debt	3,216	3,456	28,038
Trade notes and accounts payable	117,665	123,654	1,003,196
Other current liabilities	35,640	32,338	262,356

Total current liabilities	235,369	257,026	2,085,234

Long-term liabilities:
Long-term debt	31,560	31,609	256,442
Accrued pension and severance costs	13,013	15,605	126,602
Other long-term liabilities	11,212	12,690	102,953

Total long-term liabilities	55,785	59,904	485,997

Minority interest in consolidated subsidiaries	66,453	70,819	574,550

Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2007; issued and outstanding: 144,780,492 shares in March and 144,987,492 shares in June	65,868	66,248	537,466
Additional paid-in capital	68,469	68,859	558,648
Retained earnings	160,480	166,991	1,354,787
Accumulated other comprehensive income:
Foreign currency translation adjustments	6,874	13,854	112,397
Unrealized gains from securities	3,324	4,207	34,131
Pension liability adjustments	263	252	2,044
Treasury stock, at cost: 44,966 shares in March and 45,529 shares in June	(262)	(266)	(2,158)

Total shareholders’ equity	305,016	320,145	2,597,315

Total liabilities and shareholders’ equity	¥ 662,623	¥ 707,894	$ 5,743,096

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three months ended June 30		For the three months ended June 30,
		2006	2007	2007
	Net sales	¥ 145,819	¥ 172,174	$ 1,396,836

	Operating expenses:
	Cost of products sold	111,956	136,769	1,109,598
	Selling, general and administrative expenses	11,216	12,711	103,123
	Research and development expenses	7,613	7,588	61,561

		130,785	157,068	1,274,282

	Operating income	15,034	15,106	122,554

	Other income (expense):
	Interest and dividend income	562	797	6,466
	Interest expense	(486)	(706)	(5,728)
	Foreign exchange (loss) gain, net	(944)	2,370	19,228
	Gain from marketable securities, net	208	27	219
	Other, net	(346)	(763)	(6,190)

		(1,006)	1,725	13,995

	Income before provision for income taxes	14,028	16,831	136,549
	Provision for income taxes	(3,128)	(4,427)	(35,916)

	Income before minority interest and equity in earnings of affiliated companies	10,900	12,404	100,633
	Minority interest in income of consolidated subsidiaries	2,053	1,263	10,247
	Equity in net (income)/losses of affiliated companies	(2)	25	203

	Net income	¥ 8,849	¥ 11,116	$ 90,183

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 61.19	¥ 76.75	$ 0.62
	－ diluted	¥ 59.45	¥ 74.63	$ 0.61
	Cash dividends	¥ 20.00	¥ 25.00	$ 0.20

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2007	144,780,492	¥65,868	¥68,469	¥160,480	¥10,461	¥(262)	¥305,016
Cumulative effect resulting from the adoption of FIN No. 48				(987)			(987)
Comprehensive income:
Net income				11,116			11,116
Other comprehensive income (loss):
Foreign currency translation adjustments					6,980		6,980
Unrealized gains from securities, net of reclassification adjustment					883		883
Pension liability adjustments					(11)		(11)

Total comprehensive income							18,968

Dividends paid				(3,618)			(3,618)
Exercise of stock option	207,000	380	390				770
Purchase of treasury stock						(4)	(4)

Balance at June 30, 2007	144,987,492	¥66,248	¥68,859	¥166,991	¥18,313	¥(266)	¥320,145

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2007	$534,383	$555,484	$1,301,964	$84,869	$(2,126)	$2,474,574
Cumulative effect resulting from the adoption of FIN No. 48			(8,007)			(8,007)
Comprehensive income:
Net income			90,183			90,183
Other comprehensive income (loss):
Foreign currency translation adjustments				56,628		56,628
Unrealized gains from securities, net of reclassification adjustment				7,164		7,164
Pension liability adjustments				(89)		(89)

Total comprehensive income						153,886

Dividends paid			(29,353)			(29,353)
Exercise of stock option	3,083	3,164				6,247
Purchase of treasury stock					(32)	(32)

Balance at June 30, 2007	$537,466	$558,648	$1,354,787	$148,572	$(2,158)	$2,597,315

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Cash flows from operating activities:
Net income	¥ 8,849	¥ 11,116	$ 90,183
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,363	8,590	69,690
Gain from marketable securities, net	(208)	(27)	(219)
Loss (gain) on sales, disposal or impairment of property, plant and equipment	213	(16)	(130)
Minority interest in income of consolidated subsidiaries	2,053	1,263	10,247
Equity in net (income) loss of affiliated companies	(2)	25	203
Foreign currency adjustments	578	(653)	(5,298)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(799)	(2,317)	(18,798)
Increase in inventories	(2,335)	(1,319)	(10,701)
Increase (decrease) in notes and accounts payable	4,314	(3,125)	(25,353)
Decrease in accrued income taxes	(4,087)	(4,470)	(36,265)
Other	1,257	2,425	19,674
Net cash provided by operating activities	16,196	11,492	93,233
Cash flows from investing activities:
Additions to property, plant and equipment	(10,514)	(10,051)	(81,543)
Proceeds from sales of property, plant and equipment	88	118	957
Purchases of marketable securities	0	(2)	(16)
Proceeds from sales of marketable securities	378	934	7,577
Proceeds from sales of investments in affiliated companies	11	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	-	(2,583)	(20,956)
Payments for additional investments in subsidiaries	(2,026)	(1,640)	(13,305)
Other	(939)	118	957
Net cash used in investing activities	(13,002)	(13,106)	(106,329)
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(3,697)	10,750	87,214
Repayments of long-term debt	(2,351)	(708)	(5,744)
Proceeds from issuance of new shares	40	761	6,174
Dividends paid	(2,892)	(3,618)	(29,353)
Other	(916)	(924)	(7,495)
Net cash (used in) provided by financing activities	(9,816)	6,261	50,796
Effect of exchange rate changes on cash and cash equivalents	(886)	2,945	23,893
Net (decrease) increase in cash and cash equivalents	(7,508)	7,592	61,593
Cash and cash equivalents at beginning of period	92,079	88,784	720,299
Cash and cash equivalents at end of period	¥ 84,571	¥ 96,376	$ 781,892

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2007 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2007, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2007, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥123.26= US$1, the approximate current exchange rate at June 30, 2007.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the three months ended June 30, 2006 have been made to conform to the presentation used for the three months ended June 30, 2007.

2. Acquisitions:

NIDEC acquired a 51.7% share in Japan Servo Co., Ltd. (“JSRV”) on April 27, 2007. JSRV manufactures and sells motors and motor applied products. This acquisition is intended to achieve an optimal blend of the technological expertise and production scale that the two companies have developed to date, particularly in the field of small precision motors.

The purchase price for the acquisition of the 18,203,000 shares of JSRV on April 27, 2007 was ¥4,800 million.

Additional disclosures related to this acquisition will be included at the year end financial statements.

3. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NIDEC has completed the impairment test for existing goodwill as required by SFAS No. 142. NIDEC has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the three months ended June 30, 2007 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2007	¥ 67,780	$ 549,895
Acquired during three months	1,612	13,078

Balance as of June 30, 2007	¥ 69,392	$ 562,973

3. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the three months ended June 30, 2006 and 2007:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three months ended June 30, 2006:
Basic net income per share
Net income available to common shareholders	¥8,849	144,627	¥ 61.19
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	197
Diluted net income per share
Net income for computation	¥ 8,849	148,846	¥ 59.45
For the three months ended June 30, 2007:
Basic net income per share
Net income available to common shareholders	¥ 11,116	144,836	¥ 76.75	$ 0.62
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	100
Diluted net income per share
Net income for computation	¥ 11,116	148,958	¥ 74.63	$0.61

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Net revenue	¥ 2,477	¥ 3,644	$ 29,564
Gross profit	¥ 213	¥ 271	$ 2,199
Net income	¥ 54	¥ (58)	$ (471)

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2006 and 2007 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Service cost	¥ 203	¥ 301	$ 2,442
Interest cost	83	136	1,103
Expected return on plan assets	(37)	(48)	(389)
Amortization of net actuarial loss	(9)	(1)	(8)
Amortization of prior service cost	(16)	(16)	(130)
Cost for defined contribution plans and others	151	153	1,241

Net periodic pension cost	¥ 375	¥ 525	$ 4,259

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three months ended June 30, 2006 and 2007. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	For the three months ended June 30
	2006	2007

Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(13.5)	(17.5)
Tax on undistributed earnings	0.9	1.1
Valuation allowance	(5.3)	2.7
Other	(0.8)	(1.0)

Estimated effective income tax rate	22.3%	26.3%

The estimated effective income tax rate for the three months ended June 30, 2007 was higher compared to corresponding prior period. This was mainly due to net impact of increases in tax benefit in foreign subsidiaries and valuation allowance of the subsidiaries newly acquired around end of previous fiscal year.

As a result of adoption of FIN No.48 “Accounting for Uncertainty in Income Taxes” effective April 1, 2007, our retained earnings as of March 31, 2007 decreased by ¥987 million reflecting cumulative effect of this adoption.

7. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at July 1, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($59.63) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($29.82) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 29.82
Exercised	0	3,675	29.82
Canceled	105	3,675	29.82

Balance at March 31, 2004:	2,862	3,675	29.82
Exercised	439	3,675	29.82
Canceled	61	3,675	29.82

Balance at March 31, 2005:	2,362	3,675	29.82
Exercised	606	3,675	29.82
Canceled	0	3,675	29.82

Balance at March 31, 2006:	1,756	3,675	29.82
Exercised	596	3,675	29.82
Canceled	0	3,675	29.82

Balance at March 31, 2007:	1,160	3,675	29.82
Exercised	1,035	3,675	29.82
Canceled	125	¥ 3,675	$ 29.82

Balance at June 30, 2007:	0

The Company uses the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of option was ¥3,499 ($28.39) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May 14, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), revised 2004, “Share-Based Payment.” SFAS 123R requires measurement of compensation cost for all share-based payments (including employee stock options) at fair value for interim or annual periods beginning after June 15, 2005. The Company adopted FAS No. 123R using the modified-prospective transition method beginning April 1, 2006. The adoption of FAS 123R did not have any material impact on our consolidated financial position, consolidated results of operations, or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the three months ended June 30, 2006 and 2007 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Net income	¥ 8,849	¥ 11,116	$ 90,183
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,063)	6,980	56,628
Unrealized gains (losses) from securities, net of reclassification adjustment	(781)	883	7,164
Pension liability adjustmentsts	-	(11)	(89)

	(2,844)	7,852	63,703

Total comprehensive income	¥ 6,005	¥ 18,968	$ 153,886

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥296 million ($2,401 thousand) at June 30, 2007.

NIDEC has guaranteed approximately ¥296 million ($2,401 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥296 million ($2,401 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2006 and 2007:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Net sales:
Small precision motors:
Hard disc drives spindle motors	¥ 43,849	¥ 49,984	$ 405,517
Other small precision brushless DC motors	17,029	20,962	170,063
Brushless DC fans	9,384	10,463	84,886
Other small precision motors *1	1,839	3,942	31,981

Sub total	72,101	85,351	692,447
Mid-size motors	11,672	25,213	204,551
Machinery	22,166	17,179	139,372
Electronic and Optical components	33,679	38,092	309,038
Others	6,201	6,339	51,428

Consolidated total	¥ 145,819	¥ 172,174	$ 1,396,836

*1 “Small precision brush DC motors” was changed to “Other small precision motors” from this three months ended June 30, 2007 because the diversity of the products increased. There is no restatement related to this change.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

In December 2006, NIDEC acquired all of the voting rights of the Motors & Actuators business of Valeo S.A., France. As a result, Nidec Motors & Actuators, or NMA was identified as reportable operating segments from this three months ended June 30, 2007. The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America which primarily produce and sell in-car motors. It applies mainly International Financial Reporting Standards (IFRS).

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fifteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months ended June 30, 2006 and 2007, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
Revenue from external customers:	2006	2007	2007
NCJ	¥ 20,076	¥ 23,606	$ 191,514
NET	13,313	18,106	146,893
NCC	3,497	3,679	29,847
NCD	929	1,019	8,267
NCS	14,170	10,156	82,395
NCH	7,204	8,678	70,404
NCF	1,128	1,060	8,600
NSNK	18,406	13,150	106,685
NCPL	14,449	15,385	124,817
NTSC	5,457	5,808	47,120
NCEL	5,067	5,023	40,751
NSBC	4,091	4,927	39,972
NSCJ	2,523	2,709	21,978
NMA	-	9,844	79,864
NNSN	2,589	2,523	20,469
All Others	32,061	40,293	326,895

Total	144,960	165,966	1,346,471
Consolidated adjustments related to elimination of intercompany transactions via third party	(88)	(38)	(308)
Others *1	947	6,246	50,673

Consolidated total	¥ 145,819	¥ 172,174	$ 1,396,836

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Revenue from other operating segments:
NCJ	¥ 22,885	¥ 21,513	$ 174,534
NET	5,661	6,450	52,328
NCC	1,216	1,763	14,303
NCD	11,128	10,782	87,474
NCS	13	45	365
NCH	1,020	825	6,693
NCF	9,552	10,866	88,155
NSNK	3,493	3,345	27,138
NCPL	2,366	1,535	12,453
NTSC	129	74	600
NCEL	761	862	6,993
NSBC	324	881	7,147
NSCJ	609	557	4,519
NMA	-	-	-
NNSN	193	190	1,541
All Others	48,282	52,055	422,320

Total	107,632	111,743	906,563
Intersegment elimination	(107,632)	(111,743)	(906,563)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2006	2007	2007
Segment profit or loss:
NCJ	¥ 2,488	¥ 2,841	$ 23,049
NET	2,599	1,961	15,909
NCC	6	286	2,320
NCD	1,012	1,278	10,368
NCS	414	254	2,061
NCH	82	112	909
NCF	693	1,101	8,932
NSNK	2,429	949	7,699
NCPL	667	724	5,874
NTSC	348	188	1,525
NCEL	812	708	5,744
NSBC	66	62	503
NSCJ	261	252	2,044
NMA	-	84	681
NNSN	123	67	544
All Others	3,553	4,106	33,313

Total	15,553	14,973	121,475
U.S. GAAP adjustments to accrue pension and severance costs	(31)	(126)	(1,022)
Consolidation adjustments mainly related to elimination of intercompany profits	269	(85)	(690)
Reclassification *1	(199)	437	3,545
Others *2	(558)	(93)	(754)

Consolidated total	¥ 15,034	¥ 15,106	$ 122,554

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss on disposals of fixed assets for the period ended June 30, 2006 and gains due to reversal of allowance for doubtful account for the period ended June 30, 2007.

*2 Others mainly includes other U.S. GAAP adjustments.